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Astris Energi Inc. · 6-K/A · For 05/02/05,  Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 2, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K/A · For 05/02/05, Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K/A:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated May 2, 2005	3

EXHIBIT

ASTRIS ENERGI REPORTS FISCAL 2004 RESULTS

MISSISSAUGA, ONTARIO, CANADA, May 2, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today reported its audited financial results for the twelve months ended December 31, 2004. All amounts are in Canadian dollars unless otherwise indicated.

12-Month Financial Review
Revenue for the year ended December 31, 2004 was $88,798, compared with $67,870 for the previous year. The main source of revenue in 2004 was from the sale of fuel cells and an E8 Portable AFC Generator. The E8 was sold to Alternate Energy Corporation under a value added reseller agreement signed in May 2004.

Expenses for the 2004 fiscal year totalled $3,551,055 compared with $2,274,839 for the same period in 2003. The main expense increases were in General and Administrative expenses, reflecting stock option expensing, additions to management, higher consulting expenses for additional fund raising, and the hiring of new technical and administrative staff to support the fast growth of the company. In addition, there was an increase in Research and Development expenses from $1,229,184 in 2003 to $1,343,695 in 2004 due to an increase in research and development work on the company’s POWERSTACK™ MC250 power module, the second-generation Model E7-powered Freedom II Golf Car, the 2.4kW Model E8 Portable Power Generator, and equipment purchase and assembly of Astris’ pilot production line.

Astris reported a net loss for the year ended December 31, 2004 of $3,462,257 compared with a loss of $2,206,969 in 2003. On a per share basis, the loss was $0.16 (basic and diluted) compared with a loss of $0.12 (basic and diluted) in 2003.

During the year ended December 31, 2004, Astris raised $2,076,041 through the private placements of shares and warrants compared with $1,193,165 in 2003.

Recent Operational Highlights
•
Phase I of the pilot production line was completed at Astris s.r.o in the Czech Republic. The semi-automatic line provides a ten-fold increase in production capacity for the manufacture of anodes and cathodes for the POWERSTACK™ MC250 fuel cell module. As a result, Astris s.r.o. is on target to ramp up to 200kW worth of capacity using one shift.

•
Astris signed a Cooperation Agreement with Italy’s Electronic machining s.r.l. (El.Ma.) under which Astris will license its AFC technology and market its products and consulting services to El.Ma. In turn El.Ma. will apply its research and manufacturing expertise to the further commercialization and production development of Astris’ AFC technology. Together Astris and El.Ma. will develop a sales and marketing plan aimed at the Italian market with El.Ma. also serving as a key representative for Astris in Europe.

•
Freedom II, Astris’ second-generation Golf Car was completed. It is powered by the new 1.8kW, Model E7 AFC Generator, giving it double the power and double the acceleration of the original model which was the world’s first AFC-powered golf car using hydrogen fuel.

•
Astris sold its first Model E8 generator to Alternate Energy Corporation (OTCBB:ARGY). The purchase order for the sale also included five additional E8s to be delivered in stages later in 2005, subject to certain performance conditions being met.

•	Astris Energi Inc. acquired the remaining 70% of the outstanding shares of its affiliate Astris s.r.o. The total cost of $2,209,000 was paid through the issuance of common shares and warrants.
•
Astris signed a Teaming Agreement with Plasma Environmental Technologies Inc. (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology.

•
Astris hired the Toronto investment firm Fraser Mackenzie Limited as its exclusive investment banker. To date, Fraser Mackenzie has arranged a bridge financing of $420,000 (net proceeds of $378,000) through a 6% convertible debenture due December 10, 2005. A second financing, through the sale of corporate securities, will be sought. The goal of the proposed financing is to raise between $2,500,000 and $3,500,000 for operational expenses, marketing and the initiation of Phase II of Astris’ pilot production line.

“Astris has had a very successful year,” said Jiri Nor, Astris’ President and CEO. “The completion of the pilot production line, our first E8 sale, the launch of the new Freedom II Golf Car, and the various agreements with Alternate Energy, El.Ma., and Plasma Environmental Technologies are all indicators of the progress we are making towards the commercialization of our product line. Astris looks forward to an exciting year focused on the business development of our world leading alkaline fuel cell technology.”

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Astris Energy, Inc.

Date: May 2, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: May 2, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer